July 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K dated July 15, 2009, of Intelligroup, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the second, third, fourth and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young, LLP